Exhibit 12.1

Pliant Corporation

Statement Regarding Computation of

Ratios of Earnings to Fixed Charges

(in millions)

	Fiscal Year Ended December 31,								Six Months Ended		Year Ended 6/30/2003
	1998		1999		2000	2001		2002	6/30/2003	6/30/2002
Earnings:
Income (loss) before taxes	$11.1		$32.4		$(72.5)	$4.7		$(44.9)	$(21.4)	$1.7	$(68.0)
Fixed charges (from below)	39.4		46.2		70.8	78.6		78.8	49.5	37.7	90.7

Earnings	$50.5		$78.6		$(1.7)	$83.3		$33.9	$28.1	$39.4	$22.7

Fixed Charges:
Interest expense	$37.5		$44.0		$68.5	$76.0		$75.3	$47.2	$35.9	$86.6
Estimated interest portion of operating leases (assumed 1/3)	1.9		2.2		2.3	2.6		3.5	2.3	1.8	4.1

Fixed charges	$39.4		$46.2		$70.8	$78.6		$78.8	$49.5	$37.7	$90.7

Ratio of earnings to fixed charges	1.3	x	1.7	x	—	1.1	x	—	—	1.05	—
Deficiency of earnings to fixed charges	—		—		$(72.5)	—		$(44.9)	$(21.4)	—	$(68.0)